UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

7 March 2012

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

AMYLIN PHARMACEUTICALS, INC.

File No. 0-19700 -- CF# 27688

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      AMYLIN PHARMACEUTICALS, INC. submitted an application under Rule 24b-2 requesting an extension of a previous grant of confidential treatment for information it excluded from the Exhibits to a Form 10-K filed on March 12, 2004, as amended on July 15, 2004.

      Based on representations by AMYLIN PHARMACEUTICALS, INC. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

           Exhibit 10.49   through December 23, 2013

      For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

           Timothy S. Levenberg
           Special Counsel